EXHIBIT 99.5

NEWS RELEASE

Attention Business Editors:

Call-Net Reports Improved Third Quarter 2002 Results

—	Revenue of $198.6 million; EBITDA before unusual items of $15.0 million; operating costs reduced by $19.5 million

—	Local telephone service lines surpass 150,000

TORONTO, Ontario, November 15, 2002 — Call-Net Enterprises Inc. (TSE: FON, FON.B; NASDAQ OTCBB: CNEZF) today reported its financial results for the quarter ending September 30, 2002.

Revenue for the third quarter was $198.6 million; EBITDA before unusual items was $15.0 million; net income for the quarter was $29.1 million and earnings per share were $1.22. Excluding unusual items of $97.6 million, Call-Net had a net loss of $68.5 million and a loss per share of $2.88.

“We are pleased with our progress during the quarter,” said Bill Linton, president and chief executive officer of Call-Net Enterprises. “We grew top line revenue while significantly reducing expenses resulting in a dramatic improvement in EBITDA, this despite the disappointing price cap decision earlier this year. We have yet to see the 15 to 20 per cent reduction in carrier costs promised by the CRTC at the time of the decision.”

Revenue of $198.6 million for the third quarter compared favourably to $197.9 million in the previous quarter. However, revenue this quarter was 10.9% lower than the $223.0 million for the same period last year.

The $24.4 million decline in revenue since the third quarter of last year relates primarily to the intense price competition for long distance and data services, particularly in the international carrier market. Domestic competitive activity has also increased in the past six months as a result of efforts by Canada’s two largest incumbent carriers to gain meaningful market share in each other’s traditional geographic territory. In combination, these factors have contributed to a 21.0 per cent decline in average revenue per minute in Call-Net’s business segment since last year.

The $0.7 million improvement in revenue from the second quarter was primarily attributable to Call-Net growing its residential and business local services revenue by $4.7 million, as it successfully added 28,000 local lines in the third quarter. Higher local revenue was partially offset by a $0.4 million and $3.6 million decline in long distance and data revenue respectively, compared to the previous quarter.

“During the third quarter, we reached a significant milestone for the Company adding our 150,000th local service line,” said Mr. Linton. “Our local service offering continues to gain market share as Canadians respond favourably to choice in the local telephone service market.”

Carrier charges of $113.9 million represented 57.4 per cent of revenue in the third quarter, compared to $118.4 million or 59.8 per cent of revenue in the previous quarter.

Call-Net’s carrier costs as a percentage of revenue had been increasing over the past year. However, during the third quarter, this trend reversed because the May 30 CRTC price cap decision lowered certain access charges.

“Despite the third quarter improvement, carrier charges as a percentage of revenue remain unacceptably high,” said Mr. Linton. “Cost studies show that competitive telephone companies like ours have been paying substantially more than the incumbent’s costs of carrier services. We intend to continue pressing the CRTC to achieve reductions in these carrier costs.”

Call-Net’s cost reduction program, introduced in June 2002, contributed to a $19.5 million decline in operating costs this quarter from the previous quarter. However, compared to the same period last year, operating costs increased by $3.9 million to $69.7 million in the third quarter. The increase was partially due to the $4.8 million royalty payment in the third quarter under the new Sprint technology and service agreement.

Call-Net’s third quarter EBITDA (earnings before interest, taxes, depreciation and amortization) before unusual items was $15.0 million compared to a loss of $9.7 million in the second quarter of 2002 and EBITDA of $37.1 million in the third quarter of 2001. The $24.7 million improvement from the second quarter primarily related to $19.5 million in lower operating expenses and the $4.5 million decrease in carrier charges. The year over year $22.1 million decrease in EBITDA before unusual items is related to a $24.4 million decline in revenue, the $4.8 million royalty payment to Sprint U.S. and a lower gross margin resulting from aggressive price competition in the long distance and data service markets.

During the quarter the Company repurchased US $77.5 million of its debt at a cost of $29.7 million generating a gain of $93.1 million. The purchase of these Notes reduced Call-Net’s annual interest expense by approximately $13.0 million.

Randy Benson, Call-Net’s senior vice president and chief financial officer said, “Allocating an appropriate portion of our cash on hand at this time to purchase notes at attractive market prices provided an opportunity to lower both our debt level and debt servicing costs. Cash and short term investments on hand of $118.5 million after the purchase remains adequate to fund our business plan.”

Outlook

Call-Net expects the combination of flat revenue and modestly lower carrier charges and operating expenses will result in a further EBITDA improvement of $5.0 to $10.0 million in the fourth quarter. Based on this expectation and a planned investment program of less than $10 million during the fourth quarter, the Company believes it will be cash flow self-sufficient after investment activities but before changes in non-cash working capital.

The consumer local service business will continue to grow although at a slower rate in the fourth quarter due to seasonality and a reduced marketing effort. In addition, a more focused enterprise channel sales strategy is expected to provide some revenue growth, which should offset the continued erosion of the long distance and data pricing. Call-Net will continue to leverage its relationship with Sprint U.S. and to work through the various CRTC proceedings to improve the gains from the price cap decision. The Company will continue to implement various productivity and cost management initiatives to gain incremental improvements to its operating expenses in the fourth quarter.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 130 co-locations in ten Canadian metropolitan markets. For more information, visit the Company’s web sites at www.callnet.ca and www.sprintcanada.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

Earnings before interest, taxes, depreciation and amortization is a financial metric used by many investors to compare companies in the telecommunications industry on the basis of operating results and the ability to incur and service debt. The disclosure of EBITDA is not intended to replace, but only augment, the discussion of financial results from operations or cash flow. Readers are cautioned that EBITDA as calculated by Call-Net may not be comparable to similarly titled amounts reported by other companies.

The complete September 30, 2002 Financial Statements with full Notes and Management’s Discussion & Analysis are posted on Call-Net’s web-site, www.callnet.ca and should be available within two business days on the Ontario Security Commission’s web-site at www.sedar.com.

For further information:

Media Contact:
Karen O’Leary,
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com

Investor Relations contact:
John Laurie,
Vice President, Treasurer and Investor Relations
416-718-6245
john.laurie@sprint-canada.com

CALL-NET ENTERPRISES INC.

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

		Pre-recapitalization

(millions of Canadian dollars)	September 30, 2002	Dec. 31, 2001

		[Restated-note 1]
ASSETS
Cash and cash equivalents	2.8	15.5
Short-term investments	115.7	320.4
Accounts receivable [note 3]	94.1	133.7
Other current assets	2.2	59.4

Total current assets	214.8	529.0

Capital assets [note 4]	624.8	749.7
Other assets [note 5]	106.2	173.4

Total assets	945.8	1,452.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities [note 6]	159.7	212.4
Future income tax liability [note 9]	—	36.8
Long-term liabilities [note 7]	513.1	2,626.2
Commitments [note 10]
Shareholders’ equity
Capital Stock [note 8]
Common Shares, unlimited authorized	45.6	—
Class B Non-Voting Shares, unlimited authorized	260.7	—
Preferred Shares, unlimited authorized	—	—
Pre-recapitalization Capital Stock [note 8]
Pre-recapitalization Common Shares, unlimited authorized	—	124.8
Pre-recapitalization Class B Non-Voting Shares, unlimited authorized	—	863.5
Pre-recapitalization Class C Non-Voting Shares, unlimited authorized	—	347.8
Deficit	(33.3)	(2,759.4)

Total shareholders’ equity (deficiency)	273.0	(1,423.3)

Total liabilities and shareholders’ equity (deficiency)	945.8	1,452.1

See accompanying notes at www.callnet.ca

CALL-NET ENTERPRISES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

			Pre-recapitalization

	Three Months	Six Months	Three Months		Nine Months
	Ended	Ended	Ended		Ended

	Sept 30,	Sept 30,	March 31,	Sept 30,	Sept 30,
(millions of Canadian dollars, except per share amounts)	2002	2002	2002	2001	2001

				[Restated-	[Restated-
				note 1]	note 1]
Revenue	198.6	396.5	201.8	223.0	713.3
Carrier charges	113.9	232.3	116.8	120.1	378.2

Gross profit	84.7	164.2	85.0	102.9	335.1
Operating costs	69.7	158.9	73.1	65.8	220.9

Earnings (loss) before interest, taxes, depreciation and amortization and unusual items	15.0	5.3	11.9	37.1	114.2
Unusual items [note 12]	97.6	72.0	—	(1,095.6)	(1,103.6)

Earnings (loss) before interest, taxes, depreciation and amortization	112.6	77.3	11.9	(1,058.5)	(989.4)
Depreciation and amortization	(40.5)	(79.2)	(41.8)	(52.8)	(168.9)
Interest on long-term debt	(15.5)	(31.1)	(60.3)	(56.9)	(167.5)
Interest and other income (expense)	(1.3)	(1.3)	(0.8)	2.6	12.9
Foreign exchange gain (loss)	(25.7)	1.9	(1.8)	(93.3)	(117.7)

Earnings (loss) before taxes	29.6	(32.4)	(92.8)	(1,258.9)	(1,430.6)
Income tax benefit (expense) [note 9]	(0.5)	(0.9)	1.0	0.5	4.1

Net income (loss) for the period	29.1	(33.3)	(91.8)	(1,258.4)	(1,426.5)
Deficit, beginning of period	(62.4)	—	(2,759.4)	(1,402.8)	(1,234.7)

Deficit, end of period	(33.3)	(33.3)	(2,851.2)	(2,661.2)	(2,661.2)

Basic earnings (loss) per share [note 13]	1.22	(1.40)	(20.26)	(278.10)	(315.25)
Fully diluted earnings (loss) per share [note 13]	1.22	(1.40)	(20.26)	(278.10)	(315.25)

See accompanying notes at www.callnet.ca

CALL-NET ENTERPRISES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

			Pre-recapitalization

	Three Months	Six Months	Three Months		Nine Months
	Ended	Ended	Ended		Ended

	Sept 30,	Sept 30,	March 31,	Sept 30,	Sept 30,
(millions of Canadian dollars, except per share amounts)	2002	2002	2002	2001	2001

				[Restated-	[Restated-
				note 1]	note 1]
OPERATING ACTIVITIES
Net income (loss) for the period	29.1	(33.3)	(91.8)	(1,258.4)	(1,426.5)
Add (deduct) operating items not requiring cash:
Depreciation and amortization	40.5	79.2	41.8	52.8	168.9
Gain on repurchase of long-term debt [note 12]	(93.1)	(93.1)	—	—	—
Interest on long-term debt	—	—	35.7	33.0	96.2
Interest and other (income) expense	0.4	1.2	(0.2)	0.1	(2.7)
Foreign exchange (gain) loss	25.2	(3.0)	1.8	93.9	118.3
Losses (gains) on disposals [note 12]	(4.5)	(4.5)	—	3.3	(6.1)
Future income taxes	—	—	(2.4)	(1.8)	(5.4)
Writedown of goodwill	—	—	—	1,071.1	1,071.1
Writedown of capital assets [note 12]	—	10.7	—	18.6	28.0

Cash flow from operations before changes in non-cash working capital	(2.4)	(42.8)	(15.1)	12.6	41.8
Net change in non-cash working capital balances related to operations	1.3	53.9	(8.3)	5.8	(66.9)

Cash provided by (used in) operating activities	(1.1)	11.1	(23.4)	18.4	(25.1)

INVESTING ACTIVITIES
Decrease/(increase) in short-term investments	0.1	(12.5)	217.2	(262.6)	(213.9)
Acquisition of capital assets	(21.7)	(53.0)	(16.0)	(14.8)	(72.1)
Net proceeds on disposal of capital assets and rights	8.9	8.9	—	0.9	37.9
Increase in deferred costs	—	—	(2.6)	—	—
Additional investment in NorthPoint Canada	—	—	—	—	1.9

Cash provided by (used in) investing activities	(12.7)	(56.6)	198.6	(276.5)	(246.2)

FINANCING ACTIVITIES
Increase (decrease) in right of way liability	(0.5)	(0.8)	(0.1)	(1.6)	(0.3)
Repurchase of long-term debt	(29.7)	(29.7)	—	—	—
Termination of cross-currency swaps	—	—	—	—	1.1

Cash provided by (used in) financing activities	(30.2)	(30.5)	(0.1)	(1.6)	0.8

Net increase (decrease) in cash and cash equivalents during the period	(44.0)	(76.0)	175.1	(259.7)	(270.5)
Cash and cash equivalents, beginning of period	46.8	78.8	15.5	289.1	299.9

Cash and cash equivalents, end of period	2.8	2.8	190.6	29.4	29.4

See accompanying notes at www.callnet.ca